National Penn Bancshares, Inc.                               INVESTOR FACT SHEET
------------------------------

P.O. Box 547                                                       February 2004
Boyertown, PA  19512
1-800-822-3321                                    www.nationalpennbancshares.com



-----------------------------------
        STOCK INFORMATION
-----------------------------------

Nasdaq Trading Symbol:                          NPBC
Recent Price (1/23/04):                         $ 32.90
52-Week Price Range:                            $34.320 - $21.838
    (Based on intraday prices 1/01/03 to 12/31/03 as restated for
     5% stock dividend issued 9/30/03)
2003 Diluted Earnings Per Share:                $  1.78
Current Dividend Per Share Annualized:          $   .96
Common Shares Outstanding:                      24.3 million shares
Shareholder Relations:                          Sandra L. Spayd
                                                Executive Vice President,
                                                610-369-6202



-----------------------------------
         COMPANY PROFILE
-----------------------------------

National Penn Bancshares, Inc. currently is a $3.5 billion financial services company headquartered in Boyertown, Pennsylvania, and is the parent company of National Penn Bank, Investors Trust Company, National Penn Investment Company, and National Penn Life Insurance Company.

National Penn Bank and its divisions, FirstService Bank and HomeTowne Heritage Bank, operate 66 community offices in Berks, Bucks, Chester, Delaware, Lancaster, Lehigh, Montgomery, Northampton, and Philadelphia counties. Penn Securities, Inc., Penn 1st Financial Services, Inc., FirstService Insurance Agency, Inc., FirstService Capital, Link Financial Services, Inc., and National Penn Leasing Company are all subsidiaries of National Penn Bank.


                       [GRAPHIC OMITTED - MAP OF PENNSYLVANIA, SHOWING BRANCHES]

Investors Trust Company provides investment and fiduciary services for individuals, corporations and institutions.

Celebrating 130 years as an independent community bank, National Penn has earned a reputation and market presence for providing consumers and business customers with the sophisticated products and services of a regional bank combined with the personal service and responsiveness of a community bank.

[GRAPHS OMITTED - DATA POINTS AS FOLLOWS:]

Year End Assets
(Dollars in millions)
------------------------------
1999                    $2,352
2000                     2,615
2001                     2,727
2002                     2,858
2003                     3,513


Net Income Per Share
(Dollars)
------------------------------
1999                     $1.24
2000                      1.26
2001                      1.47
2002                      1.64
2003                      1.78


Cash Dividends Per Share
(Dollars)
------------------------------
1999                      $.62
2000                       .67
2001                       .75
2002                       .81
2003                       .89


Book Value Per Share
(Dollars)
------------------------------
1999                     $7.08
2000                      8.33
2001                      8.90
2002                     10.23
2003                     13.09


SELECTED FINANCIAL INFORMATION

Per Share Data
                                2003            2002            2001            2000            1999
Net Income (diluted)           $1.78           $1.64           $1.47           $1.26           $1.24
Cash Dividends                  0.89            0.81            0.75            0.67            0.62
Book Value                     13.09           10.23            8.90            8.33            7.08



Profitability Ratios
                                   2003            2002            2001            2000            1999
Return on Average Assets           1.34%           1.30%           1.25%           1.13%           1.21%
Return on Average Equity           16.2%           17.4%           16.8%           17.3%           17.2%
Net Interest Margin                4.30%           4.48%           4.27%           4.19%           4.29%
Operating Efficiency               59.0%           57.2%           58.6%           61.2%           59.9%


Balance Sheet  (period end)
(000's)                                  2003              2002              2001              2000              1999
Total Assets                       $3,512,574        $2,858,262        $2,727,482        $2,615,447        $2,351,968
Loans                               2,270,699         1,885,574         1,856,369         1,798,920         1,657,491
Deposits                            2,435,296         2,112,640         2,076,795         1,909,591         1,683,850
Short-Term Borrowings                 510,038           263,939           248,206           307,090           223,728
Long-Term Borrowings                  164,036           169,703           139,974           146,432           223,077
Trust and Other Assets              1,039,128           778,246           843,755           905,682           834,585
      Under Management

Asset Quality Data
(000's)                                   2003            2002            2001            2000            1999
Non-Performing Assets
            +90 Days Past Due          $14,276         $15,944         $28,795         $19,028         $17,653
Allowance for Loan Losses               49,265          42,587          42,207          39,033          35,351
Allowance for Loan Losses/Loans           2.17%           2.26%           2.27%           2.17%           2.13%

                     NATIONAL PENN BANCSHARES, INC. [LOGO]

                              11th Annual Emerald
                                 Groundhog Day
                                Investment Forum


February 2004

                                   DISCLAIMER

Please note that this presentation contains forward-looking statements concerning earnings, asset quality and other future events. Actual results could differ materially due to deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in NPBC's reports filed from time to time with the Securities and Exchange Commission, which are incorporated herein by reference. NPBC cautions you not to place undue reliance on these statements. NPBC undertakes no obligation to publicly release or update any of these statements.


#2/February 2004

                             National Penn Profile

            o        Asset size:                     $3.5 billion
            o        Common Stock symbol:                    NPBC
            o        Shares Outstanding:             24.3 million
            o        Institutional ownership:                 14%
            o        52 Week price range:       $34.320 - $21.838
                    (Based on intraday prices 1/01/03 to 12/31/03
                     as restated for 5% stock dividend issued 9/30/03)


#3/February 2004

                             NPBC Share Statistics

As of 1/23/04

        -   Share Price                 $ 32.90
        -   P/E Ratio                     18.48 x
        -   Price/Book                     2.51 x
        -   Dividend Yield                 2.92 %
        -   Market Cap.               $799 Million

#4/February 2004

                              Primary Market Area

66 Community Offices
64 ATM Locations
Includes all Community Offices and ATMs for National Penn Bank and it's divisions, FirstService Bank and HomeTowne Heritage Bank.

Pending - Peoples Bank/Oxford
Chester County
-- 9 Community Offices and ATMs
-- Closing scheduled 2Q2004

[GRAPHIC OMITTED - MAP OF PENNSYLVANIA, SHOWING BRANCHES]


#5/February 2004

                              Corporate Structure

                         National Penn Bancshares, Inc.
                         ------------------------------
                                        |
                                        |
        --------------------------------------------------------------
        |                                                            |
National Penn Bank                                       Investors Trust Company
   |
   |-----FirstService Bank, Division of National Penn Bank
   |
   |-----HomeTowne Heritage Bank, Division of National Penn Bank
   |
   |-----National Penn Leasing Company
   |
   |-----Penn 1st Financial Services Inc.
   |
   |-----Penn Securities, Inc.
   |
   |-----FirstService Capital
   |
   |-----FirstService Insurance Agency, Inc.

#6/February 2004

                              A Record of Success
                          Compound Annual Growth Rates


                                   1999 - 2003

        o   11.2%         5 yr CAGR diluted earnings
                          per share

        o   13.1%         5 yr CAGR net income

        o   16.3%         5 yr CAGR non-interest income

        o   26 yrs        Consecutive cash
                          dividend increases


#7/February 2004

                           Financial Highlights 2003

                   12/31/2003        12/31/2002

Net Income        $43,354,000       $36,234,000      + 19.7 %

Diluted EPS            $ 1.78            $ 1.64      +  8.5 %

Cash Dividends         $ 0.89            $ 0.81      +  9.9 %

#8/February 2004

                           Financial Highlights 2003

                                    12/31/2003              12/31/2002
ROA - Annualized                        1.34 %                  1.30 %
ROE - Annualized                        16.2 %                  17.4 %
Net Interest Margin                     4.30 %                  4.48 %
Operating Efficiency                    59.0 %                  57.2 %
   Ratio


#9/February 2004

                             Consistent Performance
                            through Economic Cycles

                            Return on Average Assets

                    [GRAPH OMITTED. DATA POINTS AS FOLLOWS:]

1999                    1.21%
2000                    1.13%
2001                    1.25%
2002                    1.30%
2003                    1.34%

#10/February 2004

                             Consistent Performance
                            through Economic Cycles

                            Return on Average Equity

                    [GRAPH OMITTED. DATA POINTS AS FOLLOWS:]

1999                    17.2%
2000                    17.3%
2001                    16.8%
2002                    17.4%
2003                    16.2%



#11/February 2004

                            Consistently Growing EPS
                                  Diluted EPS

                       5 Year CAGR 1999 to 2003 --- 11.2%

                    [GRAPH OMITTED. DATA POINTS AS FOLLOWS:]

Dollars Per Share
1999                    $1.24
2000                    $1.26
2001                    $1.47
2002                    $1.64
2003                    $1.78

#12/February 2004

                              Consistently Growing
                        Interest and Non-Interest Income

                    [GRAPH OMITTED. DATA POINTS AS FOLLOWS:]

                Net Interest Income             Non Interest Income
Millions
1999                    $78.90                         $24.00
2000                    $81.10                         $27.70
2001                    $96.00                         $34.50
2002                   $102.10                         $36.60
2003                   $114.50                         $41.30


#13/February 2004

                             Consistent Net Income
                              and Dividend Growth

                    [GRAPH OMITTED. DATA POINTS AS FOLLOWS:]

                         Net Income                   Dividends
Millions
1999                       $27.70                      $13.60
2000                       $27.80                      $14.50
2001                       $32.70                      $16.50
2002                       $36.20                      $17.66
2003                       $43.40                      $21.23


#14/February 2004

                             Commercial Loan Focus

                                   TOTAL LOANS
          2003 - $2.27 Billion 1999 - $1.66 Billion 5 year CAGR - 8.4%

                    [GRAPH OMITTED. DATA POINTS AS FOLLOWS:]


Business                        47%
Commercial Construction         10%
Business Real Estate            22%
Retail                          10%
Residential Mortgage            10%
Leases                           1%


#15/February 2004

                             Core Deposit Strength

                                 TOTAL DEPOSITS
          2003 - $2.44 Billion 1999 - $1.68 Billion 5 year CAGR - 9.3%

                    [GRAPH OMITTED. DATA POINTS AS FOLLOWS:]

Savings/MM                      57%
Demand (Non-Interest)           16%
Time > $100K                     3%
Time < $100K                    19%
IRA                              5%


#16/February 2004

                                 Asset Quality

                    NPA +90 Days Past Due / Total Assets (%)

                    [GRAPH OMITTED. DATA POINTS AS FOLLOWS:]

1999                            0.75%
2000                            0.73%
2001                            1.06%
2002                            0.56%
2003                            0.42%


#17/February 2004

                                Reserve Coverage

                       LL Reserve / NPA +90 Days Past Due

                    [GRAPH OMITTED. DATA POINTS AS FOLLOWS:]

1999                            200.3%
2000                            205.1%
2001                            146.6%
2002                            267.1%
2003                            334.5%

#18/February 2004

                              Loan/Lease Reserves


Dollars appear in thousands

                            1999           2000           2001           2002           2003
                         -------------------------------------------------------------------
Provision for
loan losses               $6,570         $7,325         $9,000        $14,000         $9,245

Net Charge-offs           (2,774)        (5,027)        (5,826)       (13,620)        (6,847)
                         -------------------------------------------------------------------

Provision in excess
of net charge-offs        $3,796         $2,298         $3,174           $380         $2,398
                         -------------------------------------------------------------------

Loan loss reserve        $35,351        $39,033        $42,207        $42,587        $49,265

Loan loss reserve
to total loans              2.13%          2.17%          2.27%          2.26%          2.17%


#19/February 2004

                                Capitalization:
                               Supporting Growth

SELECTED RATIOS
                                                               Regulatory
                                                           "Well-Capitalized"
                                       12/31/03                 Minimums
                                      --------------------------------------

Leverage Ratio                          7.84 %                   5.00%

Tier 1 Capital/                         9.74 %                   6.00%
       Risk Weighted Assets

Total Capital/                         11.00 %                  10.00%
       Risk Weighted Assets


#20/February 2004

                               Strategic Mission

                      Serve our Customers Enthusiastically

                                      ---

                       With the Highest Ethical Standards,
                            Ensure a Good Return for
                                Our Shareholders

                                      ---

                             Create and Maintain an
                       Energized Culture for Our Employees


#21/February 2004

                                Strategic Vision

                     "National Penn Bancshares will be the
                         most highly regarded financial
                   institution within the markets it serves."


#22/February 2004

                                Strategic Focus

o    Be a pre-eminent provider of financial services in the markets we define

     - Increase market penetration in selected areas of our geographic footprint

     -    Achieve excellence in both retail and commercial lines of business

     -    Embrace Client Intimacy
          "Putting the client first"


#23/February 2004

                                Strategic Goal:
                                MARKET PRESENCE

o    Position company in top spots of major markets

o    Increase presence in existing markets

o    Establish presence to extend our footprint

o    FirstService Bank; HomeTowne Heritage Bank acquisitions completed


                                 Current Action
                           THE PEOPLES BANK of Oxford


#24/February 2004

                            Peoples Bank Acquisition

o    Significantly expands presence in Southern
     Chester County

o Chester County deposit market share improves from 10th to 2nd

o    $460 million total new assets

o    $362 million total new deposits

o    Current management team remains to operate
     "Peoples Bank" as part of the National Penn family

o Prime office locations, strong commercial relationships, and provides entree' into attractive northern Maryland market

[GRAPHIC OMITTED - MAP OF PENNSYLVANIA, SHOWING BRANCHES]

#25/February 2004

                                 Strategic Goal:
                               ACHIEVE EXCELLENCE

RETAIL

-    The right products at the right time

     o    Well trained, problem-solving staff

     o    Target marketing; predictive modeling

     o    Community Office/ATM Expansion

     o    Internet Banking

     o    Full service Mortgage Company

                                 Current Action:
                           Community Office Expansion

#26/February 2004

                                Community Office
                                   Expansion

o    Opportunistic Acquisitions
     -    FirstService Bank HomeTowne Heritage Bank Peoples Bank

o    Selected de novo fill-ins
     -    Lehigh Valley Expansion
     -    Central/Eastern Montgomery County Expansion

o    Upgrades to existing community offices
     -    8 Office upgrades in the past two years


#27/February 2004

                                Strategic Goal:
                               ACHIEVE EXCELLENCE

COMMERCIAL

-    Leading Edge Products and Services

     o Cash Management, Equipment Leasing, Government Banking, International Trade Services, Manufacturing Group, Private Banking, Agriculture

     o    SBA Lending
          -    #6 Originator in Philadelphia Office
          -    71st largest SBA 7(a) lender in the U.S.*


                                 Current Action:
                          Insurance Segment Expansion


                          * Source-2003 Coleman Report

#28/February 2004

                          Insurance Segment Expansion

o    "A Main Street Insurance Agency"
     -    Builds a valuable asset
     -    Additional fee-based income
     -    Strengthens commercial and affluent customer relationships

o    Increase distribution of services throughout delivery market
     -    Acquiring additional agencies
     -    Cross-sell opportunities within NPBC


#29/February 2004

Consistent Strategies

o    Community banking market niche

o    Relationship-driven sales culture

o    Diversified revenue streams

o    Superior asset quality

o    Focus on shareholder value


#30/February 2004

                             Investment Incentives

o    Geographic location of franchise

o    Strong commercial relationship growth

o    Superior financial performance

o    Knowledgeable and experienced management team

o    Track record of success in creating shareholder value


#31/February 2004

                             Corporate Distinctions

o Equities Magazine's 2002 NASDAQ Honor Roll - One of 86 companies named. Requires a year-over-year improvement in assets, revenues, earnings and net income.

o 2002 and 2003 Best Places to Work in PA - NPBC was one of 50 recipients in the large-sized company category (250+ employees).

o 2003 Coleman Report - Top 100 SBA 7(a) lenders - National Penn Bank ranked as the 71st largest SBA 7(a) lender in the United States.

o USBanker 2003 - Top 50 publicly traded mid-tier banks in the U.S. (Based on 3 year average ROE)

                                                                   - continued -


#32/February 2004

                             Corporate Distinctions

o    "America's Finest Companies"
As reported by Bill Staton of the Staton Institute
     - One of 304 (out of 19,000+) publicly traded companies with at least 10 consecutive years of either increased earnings or cash dividends
     - Named one of only 24 "Earnings All-Stars" (Higher EPS for 20 straight years)
     - Named one of only 44 of "America's Smartest Companies" (10 straight years of higher EPS and dividends) ---


Twenty-six consecutive years of both increased earnings and cash dividends


#33/February 2004

          The following disclosure is made in accordance with Rules 165 and 14a-12 of the Securities and Exchange Commission ("SEC").

          National Penn urges shareholders of Peoples First, Inc. and other investors to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which National Penn will file with the SEC in connection with the proposed merger. This proxy statement/prospectus will contain important information about National Penn, Peoples First, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After the proxy statement/prospectus is filed with the SEC, it will be available for free on the SEC's web site at http://www.sec.gov. It will also be available for free from National Penn and Peoples First. You may direct such a request to either of the following persons:

         Carl R. Fretz                      Sandra L. Spayd
         Vice Chairman and Secretary        Secretary
         Peoples First, Inc.                National Penn Bancshares, Inc.
         24 S. Third Street                 Philadelphia and Reading Avenues
         Oxford, PA  19363                  Boyertown, PA  19512
         Phone:  (610) 932-9294             Phone:  (610) 369-6202

          In addition to the proposed registration statement and proxy statement/prospectus, National Penn and Peoples First file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn or Peoples First at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's and Peoples First's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.

          Peoples First and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Peoples First with respect to the transactions contemplated by the merger agreement. Information concerning such officers and directors is included in Peoples First's proxy statement for its 2003 annual meeting of shareholders previously filed with the SEC. This document is available for free on the SEC's website at http://www.sec.gov. It is also available for free from Peoples First. You may direct a request for this document to the Peoples First officer identified above.